1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 28, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2004

The Board is pleased to announce the operating results of the Company for the year ended 31st December, 2004:

•	Net sales of the Company in 2004 was 10,575.1 million (approximately US$1,277.7 million, or HK$9,941.8 million). Putting aside the impact from the operation of Yanmei Shipping, net sales of the Company increased by RMB3,620.7 million (approximately US$437.5 million, or HK$3,403.9 million), or 52.1%, to RMB10,569.6 million (approximately US$1,277.1 million, or HK$9,936.6 million) in 2004 from RMB6,948.9 million (approximately US$839.6 million, or HK$6,518.4 million) in 2003. Net sales of coal increased by RMB3,554.5 million (approximately US$429.5 million, or HK$3,341.6 million), or 52.3%, to RMB10,348.8 million (approximately US$1,250.4 million, or HK$9,729.1 million) in 2004 from RMB6,794.3 million (approximately US$820.9 million, or HK$6,373.4 million) in 2003. Net income of railway transportation service was RMB220.8 million (approximately US$26.7 million, or HK$207.6 million), representing an increase of RMB66.2 million (approximately US$8.0 million, or HK$62.2 million), or 42.8%, from RMB154.6 million (approximately US$18.7 million, or HK$145.0 million) in 2003.

•	Net income of the Company increased by RMB1,767.6 million (approximately US$213.6 million, or HK$1,661.7 million), or 127.5%, to RMB3,154.3 million (approximately US$381.1 million, or HK$2,965.4 million) in 2004 from RMB1,386.7 million (approximately US$167.5 million, or HK$1,300.8 million) in 2003.

•	The Board recommends, in addition to declaring a cash dividend to the Shareholders in accordance with the dividend policy persisted by the Company, a bonus issue through the transfer of the capital reserve of the Company as a return to the long-term support of the Shareholders, that is a cash dividend of RMB0.26 (tax included) (approximately US$0.031, or HK$0.24) per share is recommended to be declared and 6 shares for every 10 shares are recommended to be issued to the Shareholders. The above proposed dividends will be submitted for approval in the 2004 annual general meeting of the Company and, if approved, will be implemented within 2 months after the 2004 annual general meeting of the Company.

Yanzhou Coal Mining Company Limited (the “Company”) has achieved significant growth in its performance in 2004. Net income for the year 2004 was RMB3,154.3 million, representing a 127.5% increase over that of 2003. The audit committee of the Company has reviewed the results of the Company for the year 2004.

In 2004, in both domestic and overseas coal markets, demand thrived but supply fell short of demand, prices recorded a significant increase.

The Company, by successfully stabilizing the production volume, balancing the sales in both domestic and overseas markets, optimizing product mix and use mix, optimizing transportation structure and port flow, continuously enhanced the product quality and strengthened a series of operating strategies such as cost controls, resulting in the significant growth of the Company’s profits.

In December 2004, the Company acquired the Austar Coal Mine in Australia, which is the first successful acquisition of overseas coal mine assets by a Chinese coal mine company. This acquisition set up the platform for the Company’s overseas development, which is beneficial to the Company’s further development of overseas coal resources and the promotion of the capitalization of Longwall Top Coal Caving mining techniques.

In July 2004, the Company issued 204 million new H shares and raised net proceeds of RMB1,757 million. The proceeds were used in the development of the new coal mine projects in Shandong Province and Shaanxi Province and the methanol project in Shaanxi Province. The new projects is beneficial to enhance the scale of operation of the Company and its profitability and continuously increase the return to the shareholders of the Company (the “Shareholders”).

The board of directors of the Company (the “Board”) is satisfied with the successful implementation of the operating strategies, the expansion of the business scale and the increase in profits in 2004.

FINANCIAL HIGHLIGHTS

(Prepared in accordance with International Financial Reporting Standards (“IFRS”))

The financial highlights are prepared based on the financial information set out in the audited consolidated statement of income, consolidated balance sheet, and consolidated statement of cash flows in 2004 and 2003.

OPERATING RESULTS

	Year ended 31st December
	2004	2003
	(RMB’000)	(RMB’000)
Net Sales
Net sales of coal	10,354,337	6,794,335
Domestic	7,406,988	4,337,089
Export	2,947,349	2,457,246
Net Income of
Railway
Transportation
Service	220,771	154,585
Total Net Sales	10,575,108	6,948,920
Gross Profit	6,023,405	3,193,897
Operating Income	4,709,274	2,034,884
Interest Expenses	(35,942)	(59,966)
Income Before Income Taxes	4,673,332	1,974,918
Net Income	3,154,317	1,386,686
Earnings per Share	RMB1.06	RMB0.48
Dividend per Share (1)	RMB0.260	RMB0.164

Note: (1) Dividend per share of year 2004 represents the dividend proposed.

ASSETS AND LIABILITIES

	Year ended 31st December
	2004	2003
	(RMB’000)	(RMB’000)
Net Current Assets	5,761,295	2,045,252
Land Use Right and Net Book Value of Property, Plant and Equipment	9,128,868	9,221,285
Total Assets	18,336,697	13,909,804
Total Borrowings	441,057	650,859
Shareholders’ Equity	15,523,751	11,083,239
Net Asset Value per Share	RMB5.05	RMB3.86
Return on Net Assets (%)	20.32	12.51

SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31st December
	2004	2003
	(RMB’000)	(RMB’000)
Net Cash from Operating Activities	4,418,381	2,701,236
Increase in Cash and Cash Equivalent	3,192,966	479,599
Net Cash Flow per Share from Operating Activities	RMB1.44	RMB0.94

Notes:	The above financial highlights of year 2004 represent the data resulting from the consolidation of the financial statements of Shandong Yanmei Shipping Co. Ltd. (“Yanmei Shipping”), Yanzhou Coal Yulin Power Chemical Co., Limited, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited.

The gross profit and the taxes and surcharges resulting from the principal businesses of Yanmei Shipping are calculated as the transportation cost of coal of the Company, reducing the total coal sales. As the sales income, operation results, and assets of Yanmei Shipping do not have significant impact on the Company, they are not separately set out and analyzed in this announcement.

Yanzhou Coal Yulin Power Chemical Co., Limited, Yancoal Australia Pty Limited Pty Limited and Austar Coal Mine Pty Limited are currently in the stage of preparation or in the construction stage and do not have significant impact on the results of the Company, and hence are not separately set out and analyzed in this announcement.

OVERVIEW

In 2004, the Company produced 39.15 million tonnes of raw coal, sold 38.00 million tonnes of coal and the railway transportation of coal achieved 30.28 million tonnes. In 2004, net sales of the Company was RMB10,575.1 million, among which net sales of coal was RMB10,354.3 million and net income of railway service was RMB220.8 million, and the net income of the Company was RMB3,154.3 million.

PRODUCT PRICES AND SALES

The following table sets out the Company’s net sales by product category for the years ended 31st December, 2004 and 2003:

	Year ended 31st December
	2004			2003
	Sales Volume (’000 Tonnes)	Net Sales of Coal (RMB’000)	% of Total Net Sales of Coal	Sales Volume (’000 Tonnes)	Net Sales of Coal (RMB’000)	% of Total Net Sales of Coal
Clean coal
No. 1	631.3	220,480	2.1	513.8	128,216	1.9
No. 2	6,329.2	2,013,510	19.5	6,729.2	1,287,636	18.9
Domestic	2,326.7	805,435	7.8	636.5	151,823	2.2
Export	4,002.5	1,208,075	11.7	6,092.7	1,135,813	16.7
No. 3	11,861.9	3,484,026	33.7	11,952.7	2,126,320	31.3
Domestic	6,027.9	1,800,193	17.4	4,858.3	899,710	13.2
Export	5,834.0	1,683,833	16.3	7,094.4	1,226,610	18.1
Lump coal	752.3	284,314	2.7	583.4	130,257	1.9
Domestic	572.7	228,873	2.2	138.8	35,434	0.5
Export	179.6	55,441	0.5	444.6	94,823	1.4
Subtotal for clean coal	19,574.7	6,002,330	58.0	19,779.1	3,672,429	54.0
Domestic	9,558.6	3,054,981	29.5	6,147.4	1,215,183	17.8
Export	10,016.1	2,947,349	28.5	13,631.7	2,457,246	36.2
Screened raw coal	14,936.6	3,862,010	37.3	13,937.5	2,499,436	36.8
Mixed coal and others	3,492.6	484,479	4.7	5,690.9	622,470	9.2
Total	38,003.9	10,348,819	100.0	39,407.5	6,794,335	100.0
Including: Domestic	27,987.8	7,401,470	71.5	25,775.8	4,337,089	63.8

Notes:     The net sales of coal of year 2004 are data before consolidating the financial statements of Yanmei Shipping.

The Company sold 38.00 million tonnes of coal in 2004, representing a decrease of 1.41 million tonnes, or 3.6%, as compared with that of 2003. Domestic sales were 27.99 million tonnes, representing an increase of 2.21 million tonnes, or 8.6%, as compared with that of 2003. Export sales were 10.01 million tonnes, representing a decrease of 3.62 million tonnes, or 26.5%, as compared with that of 2003.

The change in sale structure is principally due to the timely adjustment of product mix by the Company in light of the market needs.

The following table sets out the average coal prices of the Company for the years ended 31st December, 2004 and 2003:

	2004	2003
	(RMB per tonne)	(RMB per tonne)
Cleaned coal
No. 1	349.26	249.57
No. 2	318.13	191.35
Domestic	346.17	238.54
Export	301.83	186.42
No. 3	293.71	177.89
Domestic	298.64	185.19
Export	288.62	172.90
Lump coal	377.92	223.26
Domestic	399.60	255.15
Export	308.75	213.30
Subtotal for cleaned coal	306.64	185.67
Domestic	319.60	197.67
Export	294.26	180.26
Screened raw coal	258.56	179.33
Mixed coal and others	138.71	109.38
Average price	272.31	172.41
Including: Domestic	264.45	168.26

Note:	1.	The average coal prices represent the invoice prices deducted by sale taxes, transportation cost from the Company to ports, port charges and miscellaneous fees for sales.
	2.	The average coal price of year 2004 is data before consolidating the financial statements of Yanmei Shipping.

The average coal price of the Company was RMB272.31/tonne in 2004, representing an increase of RMB99.90/tonne, or 57.9%, as compared with that of 2003. The average domestic coal price was RMB264.45/tonne, representing an increase of RMB96.19/tonne, or 57.2%, as compared with that of 2003. The average export coal price was RMB294.26/tonne, representing an increase of RMB114.00/tonne, or 63.2%, as compared with that of 2003.

The increase in average coal price of the Company was principally due to the increase of coal price in domestic and overseas markets and the increase of net sale price through the implementation of sales strategies such as the optimization of product mix and transportation structure.

The Company’s coal products are mainly exported to East Asian countries, such as Japan and Korea. Net export sales of coal in 2004 accounted for 28.5% of the Company’s total net sales of coal.

Most of the Company’s coal products in the domestic market are sold to power plants, metallurgical producers, chemical companies and fuel companies etc..

RAILWAY ASSETS

In 2004, railway transportation volume of the Company was 30.28 million tonnes, representing an increase of 2.02 million tonnes, or 7.1%, as compared with that of 2003. Net income from railway transportation service of the Company was RMB220.8 million in 2004, representing an increase of RMB66.186 million, or 42.8%, as compared with that of 2003.

OPERATING EXPENSES AND COST CONTROL

The following table sets out the Company’s principal operating expenses, which are also expressed as percentages of total net sales of the years ended 31st December, 2004 and 2003:

	Year ended 31st December
	2004	2003	2004	2003
	(RMB’000)		(% of total net sales)
Net sales
Net sales of coal	10,354,337	6,794,335	97.9	97.8
Net income of railway transportation service	220,771	154,585	2.1	2.2
Total net sales	10,575,108	6,948,920	100.0	100.0
Costs of coal sales and railway transportation service
Materials	1,088,683	899,602	10.3	12.9
Wages and employee welfare	1,022,614	863,707	9.7	12.4
Electric supply	298,274	278,507	2.8	4.0
Depreciation	918,360	836,120	8.7	12.0
Repairs and maintenance	455,782	374,855	4.3	5.4
Land subsidence, restoration, rehabilitation, and environmental costs	323,240	264,158	3.1	3.8
Mining right expenses	19,604	19,604	0.2	0.3
Other transportation fee	119,737	48,231	1.1	0.7
Other manufacturing costs	305,409	170,239	2.8	2.5
Total Cost of coal sales and railway transportation service	4,551,703	3,755,023	43.0	54.0
Sales, general and management expenses	1,479,863	1,264,858	14.0	18.2
Total operating expenses	6,031,566	5,019,881	57.0	72.2

In 2004, the total operating expenses of the Company were RMB6,031.6 million, representing an increase by RMB1,011.7 million, or 20.2%, as compared with that of 2003. Costs of coal sales and railway transportation service and sales, general and management expenses increased by 21.2% and 17.0%, as compared with that of 2003, respectively. Total operating expenses to total net sales reduced to 57.0% in 2004 from 72.2% in 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for 2003 and the notes thereto included elsewhere in this report. Such financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and US Generally Accepted Accounting Principles (“US GAAP”), please refer to note 19 to the financial statements contained herein or the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission of United States of America, which will be provided to any Shareholder upon written request.

YEAR ENDED 31ST DECEMBER, 2004 COMPARED WITH YEAR ENDED 31ST DECEMBER, 2003

Net sales of the Company in 2004 was 10,575.1 million. Putting aside the impact from the operation of Yanmei Shipping, net sales of the Company increased by RMB3,620.7 million, or 52.1%, to RMB10,569.6 million in 2004 from RMB6,948.9 million in 2003. Net sales of coal increased by RMB3,554.5 million, or 52.3%, to RMB10,348.8 million in 2004 from RMB6,794.3 million in 2003. The increase was mainly due to: an increase of average coal prices of 57.9%, which resulted in an increase of net sales of coal by RMB3,796.6 million; and a decrease of coal sales volume of 3.7%, which resulted in the decrease of net sales of coal by RMB242.1 million. Net income (income from coal transportation volume was calculated on the ex-mine basis and on the basis of transportation expenses being borne by the customers) of railway transportation service was RMB220.8million, representing an increase of RMB66.186 million, or 42.8%, from RMB154.6 million in 2003. Such increase was principally due to the increase in the volume of coal deliveries made by Railway Assets where transportation expenses were calculated on ex-mine basis and were borne by the customers.

Cost of goods sold and railway transportation service of the Company increased by RMB796.7 million, or 21.2%, to RMB4,551.7 million in 2004, as compared to RMB3,755 million in 2003. The cost of coal sales was RMB4,462.3 million, representing an increase of RMB774.9 million, or 21.0%, as compared to RMB3,687.4 million in 2003, principally due to the increase in commodity prices, the increase in employees’ wages, the reduction of the rate of export VAT rebate and the increase in the safety inputs. The unit cost of coal sales was RMB117.38, representing an increase of RMB23.81, or 25.4%, as compared to RMB93.57 of 2003. This was principally due to (1) the increase of unit cost of coal sales of RMB8.12 as a result of the objective factors resulting in an increase of expenses, of which, the reduction of the rate of export VAT rebate resulted in the increase of unit cost of coal sales by RMB2.1, the increase of prices of raw materials resulted in the increase of unit cost of coal sales by RMB4.21, the increase in subsidence fees as a result of the increase in commodity prices resulted in the increase of unit cost of coal sales by RMB1.81; (2) the increase of unit cost of coal sales by RMB4.12 as a result of the increase of employees’ wages along with the increase in the Company’s efficiency; (3) the increase of the unit coal sales by RMB4.05 as a result of the increase of expenses from the implementation of the “Four Optimizations” for sales of coal; (4) the increase of the unit coal sales by RMB4.90 as a result of the increase in safety inputs; (5) the increase of the unit cost of coal sales by RMB2.81 as a result of the increase in fixed costs resulting from the decrease of 141 million tonnes of sales when compared to the sales in the previous year; (6) the setting-off of part of the above-mentioned factors which resulted in the increase of unit cost of coal sales by the Company’s strengthening of cost control measures.

Sales, general and management expenses of the Company were RMB1,479.9 million in 2004, increased by RMB215.0 million, or 17.0%, from RMB1,264.9 million of 2003. This increase was mainly due to: (1) an increase in retirement benefits scheme contributions of RMB59.085 million; (2) an increase in employee’s wages and employee’s benefits of RMB40.044 million; (3) an increase in resources compensation fees of RMB26.018 million; (4) a lose of RMB104.6 million from the sales of properties, machinery and equipment.

Other operating income of the Company increased by RMB59.887 million, or 56.6%, to RMB165.7 million in 2004 from RMB105.8 million in 2003. This was mainly due to the increase in the interest of bank deposits.

Operating income of the Company increased by RMB2,674.4 million, or 131.4%, to RMB4,709.3 million in 2004 from RMB2,034.9 million in 2003.

Interest expenses of the Company decreased by RMB24.024 million, or 40.1%, to RMB35.942 million in 2004 from RMB59.966 million in 2003. This was principally due to the partial repayment of certain bank loans.

Income before income taxes of the Company increased by RMB2,698.4 million, or 136.6%, to RMB4,673.3 million in 2004 from RMB1,974.9 million in 2003.

Net income of the Company increased by RMB1,767.6 million, or 127.5%, to RMB3,154.3million in 2004 from RMB1,386.7million in 2003.

Total assets increased by RMB4,426.9million, or 31.8%, to RMB18,336.7 million as at 31st December, 2004 from RMB13,909.8 million as at 31st December, 2003. This was principally due to the increase in capital and the issue of shares and the appreciation of asset value from the Company’s production and operation activities.

Total liabilities decreased by RMB13.553 million, or 0.5%, to RMB2,809.3 million as at 31st December, 2004 from RMB2,822.8 million as at 31st December, 2003.

Shareholder’s equity increased by RMB4,440.6 million, or 40.1%, to RMB15,523.8 million as at 31st December, 2004 from RMB11,083.2 million as at 31st December, 2003. This was principally due to the increase in capital and the issue of shares and the increase in Shareholder’s equity caused by the profit realized by operation activities .

LIQUIDITY AND CAPITAL RESOURCES

In 2004, the Company’s principal source of capital was the cash income from operations and the placing of new H shares. The capital has been used primarily on operating activities expenditure, purchase of property, machinery and equipment, payment of Shareholders’ dividends, repayment of certain long-term bank loans, and purchase of Australian Southland Coal Mine assets.

As at 31st December, 2004, the balance of bills and accounts receivable were RMB1,223.8 million, representing an decrease of RMB15.636 million, or 1.3%, from RMB1,239.4 million as at 31st December, 2003. Bills receivable increased by RMB232.9 million, or 35.4%, to RMB890.0 million as at 31st December, 2004 from the RMB657.1 million as at 31st December, 2003, principally due to the increase in bank bills of exchange from the sale of coal. Accounts receivable decreased by RMB248.6 million, or 42.7%, to RMB333.7 million as at 31st December, 2004 from RMB582.3 million as at 31st December, 2003, principally due to the reduction of newly occurred accounts receivable in this reporting period and the the Company’s enhanced efforts of collecting the previous accounts receivable.

As at 31st December, 2004, inventories of the Company decreased by RMB16.599 million, or 3.3%, to RMB485.4 million as at 31st December, 2004 from RMB502.0 million as at 31st December, 2003. The decrease was due to the decrease in coal inventories.

Other loan receivable increased by RMB750 million, or 750%, to RMB850 million as at 31st December 2004, from RMB100 million as to 31st December 2003, principally due to the increase of entrusted loans during the reporting period.

Prepayment and other current assets decreased by RMB346.2 million, or 64.8%, to RMB188.3 million as at 31st December, 2004, from RMB534.5 million as at 31st December, 2003. The decrease was mainly due to the decrease of export VAT rebate receivable.

As at 31st December, 2004, total bills and accounts payable increased by RMB50.673 million, or 11.9%, to RMB478.3 million from RMB427.6 million as at 31st December, 2003.

Other accounts payable and provisions increased by RMB162.8 million, or 13.9%, to RMB1,337.6 million as at 31st December, 2004 from RMB1,174.8 million as at 31st December, 2003, principally due to increase of payables for the purchase of properties, machinery and equipment, amount payable for construction materials, resources compensation fees payable and the consideration in connection with the acquisition of the Australian Southland Coal Mine.

Long-term liabilities decreased by RMB186.7 million, or 41.4%, to RMB264.2 million as at 31st December 2004 from RMB450.9 million as at 31st December, 2003. This was principally due to the repayment of certain long-term bank loans.

The Company’s capital expenditure for the purchase and construction of property, machinery and equipment was RMB1,288.1 million and RMB830.2 million in 2003 and 2004, respectively.

The capital investment of the Company in connection with the Company’s acquisition of Australian Southland Coal Mine in 2004 was RMB187.3 million.

According to the Acquisition Agreement of Jining III Coal Mine, the Company has paid Yankuang Group Corporation Limited (the “Parent Company”) RMB13.248 million for mining right during this reporting period.

According to the Acquisition Agreement of Railway Asset, the Company has paid the Parent Company RMB40 million during this reporting period. Details are set out in note 37 to the financial statements prepared in accordance with the IFRS of this annual report.

As at 31st December, 2004, the Company’s debt to equity ratio was 2.8%, which was calculated based on the total Shareholder’s equity and total amount of borrowings amounting to RMB15,523.8 million and RMB441.1 million, respectively.

Based on the total number of 3,074 million shares as at 31st December, 2004, the Board recommends, in addition to a cash dividend of RMB799.2 million (tax included) or RMB0.26 ( tax included) per share in accordance with the dividend policy persisted by the Company, the issue of 6 shares for every 10 shares, by a bonus issue through the transfer of the Company’s capital reserve. The above proposed dividends will be implemented after the approval by the Shareholders in the 2004 annual general meeting of the Company.

Taking into account the cash in hand and existing abundant capital sources, the Company believes that it will have sufficient capital for its operational and development needs.

TAXATION

The Company is still subject to an income tax rate of 33% on its taxable profits in 2004.

US GAAP RECONCILIATION

The Company’s audited financial statements are prepared in compliance with IFRS, which differs in certain respects from US GAAP. Please refer to note 19 to the financial statements contained herein for a description of the differences between IFRS and US GAAP, and the adjusted net income for the year ended 31st December, 2004 and the Shareholders’ equity as at 31st December, 2004 after reconciliation made in accordance with US GAAP.

OUTLOOK FOR 2005

In 2005, the demand for coal in both domestic and overseas markets is expected to be strong and the coal price is expected to maintain a high level.

Supply falls short of demand in the domestic coal market. The supply of certain types of coal products such as prime steam coal and coking coal falls short of demand and coal price is expected to be higher than the average price in 2004. The Chinese government estimated the economic growth of China will maintain at 8% in 2005. The increased demand in coal of certain coal-demanding industries such as power and metallurgical industries is expected to exceed 150 million tonnes for the whole year. The Chinese government will strengthen the safety and management of coal mines, control the over-capacity production of coal mine enterprises, continue to consolidate and close unqualified coal mines and maintain an equilibrium between the increase in coal demand and the increase in coal supply. The encouragement of large coal enterprises and the implementation of measures such as the linkage between coal and electricity prices by the State will be beneficial to the maintenance of the long-term development of the coal industry and the enhancement of the competitiveness of large coal enterprises.

The demand for coal in the international market will increase and the coal prices will maintain at a high level. The overall world’s economy recovers, in particular, the continuous growth of the U.S.A., Europe and Japan, the demand of power in the international market increases, the coal prices maintain a high level, the demand for coal in metallurgical and power industries increases, the supply of coking coals falls short of supply and the demand for steam coals thrives. The lack of increase in export volume of the world’s major coal producers and China’s continued control in coal exports and the ever increasing sea freight will push up the coal prices in the Asian market, increasing the Company’s competitiveness in the northeast Asian coal market.

In 2005, the Company has so far signed domestic coal sale contracts, letters of intent and made coal export plans, totaled 39.80 million tonnes, which is 4.7% higher than the actual sales volume in 2004, amongst which domestic sale contracts of 10.89 million tonnes have been signed, domestic letters of intent of 19.91 million tonnes have been signed. The coal export plan of the Company in 2005 is 9 million tones. Currently the coal export negotiations have not yet concluded.

The average sale prices of coal of the Company are expected to achieve a significant growth in 2005, compared to that of 2004. The consolidated average coal price of signed domestic sale contracts so far this year increased by approximately 32.7% over that of 2004. Certain coal prices of signed domestic letters of intent will fluctuate in response to market changes.

OPERATING STRATEGIES

The Company will use best endeavors to increase its profitability and Shareholders’ return through its internal development and external expansion. In 2005, the Company will focus on the following two operating strategies:

i)	Speeding up the pace of the existing external resources development projects and continuing to look for new acquisition opportunities. The Company will endeavour to accomplish the preparatory works for development and extraction prior to the commencement of production by Austar Coal Mine, creating the necessary conditions for operating the productions. The Company will also increase the pace of construction progress of the methanol project in Shaanxi Province, push forward the business negotiations of the two new coal mine projects in Shandong and Shaanxi Province and expedite the development and construction of new coal mine projects. . The Company will continue to look for new acquisition opportunities in coal and other relating industries, expand the scale of its coal mine assets, develop coal deep processing business, extend the coal industry chains and enhance the development potentials of the Company.

ii)	Improving operation and management and enhancing the profitability of the existing coal mines. The Company aims to achieve growth in its results by stabilizing its existing coal output and sales volume, deepening the “Four Optimizations” for the sale of coal and strengthening cost control measures.

Firstly, stabilizing the existing coal output and sales volume. The Company aims to maintain the stability of the existing coal production volume by optimizing and adjusting mine production system, improving the Long-wall Top Coal Caving mining techniques and auxiliary facilities and improving the mining techniques for medium and thick coal seams by applying 2-legged shields. The Company will, pursuant to the trends in domestic and overseas markets, build up a reasonable coal sales network and complete its sale targets of 38 million tonnes for the whole year.

Secondly, deepening the “Four Optimizations” for sales of coal and increasing net product prices. The Company will continue to improve the quality of its products and to enhance the brand and market image of the Company. The Company will optimize its products mix and user mix to increase the sale price of its products and optimize the transportation structure and port flow structure to reduce sale cost and increase net product sale prices.

Thirdly, tightening the cost control measures. The Company will improve the financial control system and the budget management system, implement the budgeting management for its capital, costs and currency funds and control the risk in capital, aiming at reducing the increase in costs and expenses resulting from the increase in commodities prices.

PROPOSED PROFIT APPROPRIATION

The profit appropriation of the Company for the year ended 31st December, 2004 as proposed by the Board is as follows:

Prepared in accordance with PRC GAAP	RMB’000
Net Income	2,707,785
Unappropriated profits at the beginning of year	2,220,501
Appropriation to statutory reserve	270,811
Appropriation to statutory common welfare fund	135,422
Distributable profits	4,522,053
Proposed cash dividends after the date of the balance sheet	799,240
Unappropriated profits	3,722,813

The proposed profit appropriation will be presented to the Shareholders for approval at the 2004 annual general meeting of the Company.

Pursuant to the articles of association of the Company (the “Articles”), the Company’s financial statements should be prepared according to the PRC GAAP as well as the IFRS or the accounting standards and regulations of the places in which its shares are listed.

For the purpose of determining the dividends payable to the Shareholders in a relevant year, the lower of the profits after taxation in these accounting standards will be applied for the relevant year. For this purpose, audited profits after taxation in accordance with the PRC GAAP will be applied to determine the proposed cash dividends after the date of balance sheet for the year 2004.

DIVIDENDS AND ISSUE OF ADDITIONAL SHARE CAPITAL

The Board has proposed to recommend at the 2004 annual general meeting of the Company, a declaration of cash dividend to the Shareholders in accordance with the dividend policy persisted by the Company and a bonus issue through the transfer of the capital reserve of the Company, that is a cash dividend of RMB799.2 million (tax included) or RMB0.26 (tax included) per share is recommended to be declared and 6 shares for every 10 shares are recommended to be issued to the Shareholders. The above proposed dividends will be implemented after the approval by the Shareholders in the 2004 annual general meeting of the Company.

Pursuant to the Articles, cash dividend payable to the Shareholders shall be calculated and declared in RMB. Cash dividend payable to holders of the Company’s domestic shares shall be paid in RMB, while cash dividend payable to holders of the Company’s H shares shall be paid in Hong Kong dollars.

ON-GOING CONNECTED TRANSACTIONS

The on-going connected transaction between the Company and the Parent Company occurred for the year 2004 includes the following three aspects.

1.	On-going Supply of Materials and Services

The Materials and Services Supply Agreement entered into between the Company and the Parent Company on 17th October, 1997 and its supplemental agreement subsequently signed defined the connected transactions of on-going supply of materials and services between the Company and the Parent Company (details and terms of the Materials and Services Supply Agreement were published in the prospectus of the Company dated 24 March 1998, the Shareholders’ circular dated 22 November 2001 and the Shareholders’ circular dated 30 May 2003).

The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) has granted a conditional waiver (the “Waiver”) to the Company on 11th July, 2003 from strict compliance with the requirements of disclosure and approval as stipulated in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of the connected transactions under the above agreements between the Company and the Parent Company for a period of three financial years ending 31st December 2005. The upper limits of the Waiver were as follows: the value of connected transactions relating to the provision of materials and services by the Company to the Parent Company shall not exceed 13% of the Company’s audited consolidated net sales in the immediately preceding financial year, and the aggregate value of connected transactions relating to the provision of materials and services by the Parent Company to the Company shall not exceed 26% of the Company’s audited consolidated net sales in the immediate preceding financial year.

For the year ended 31st December, 2004, the value of connected transactions relating to the provision of materials and services by the Company to the Parent Company is RMB902.9 million and accounted for 12.99% of the Company’s audited consolidated net sales in the year ended 31st December, 2003, and the value of connected transactions relating to the provision of materials and services by the Parent Company to the Company is RMB1,326.9 million and accounted for 19.1% of the Company’s audited consolidated net sales in the year ended 31st December, 2003.

2.	Mining Rights Fee

Pursuant to the Mining Rights Agreement dated 17th October, 1997 (as supplemented by a supplemental agreement dated 18th February, 1998) entered into between the Parent Company and the Company, the Company shall, every year within the ten years after its establishment, pay to the Parent Company the mining rights fees of five mines at RMB12.98 million. During this reporting period, the Company has paid RMB12.98 million to the Parent Company.

3.	Payment of Endowment Insurance Fund

Pursuant to Agreement of Endowment Insurance Fund entered into between the Company and the Parent Company dated 17th October, 1997, the Company has, each month, withdrawn and remitted endowment insurance fund, amounting to 45% over the total monthly wages of the employees, to the special account for endowment insurance fund of the Parent Company, which manages the social endowment insurance fund and the expenses of the retirement benefits.

In this reporting period, the Company has paid endowment insurance fund of RMB408.5 million to the Parent Company.

The letter, as submitted by the auditors of the Company to the Board on 18th April, 2005, has confirmed that the above on-going connected transactions between the Company and the Parent Company (a) have received the approval by the Board; (b) are in accordance with the price policies of the Company; (c) have been entered into in accordance with the relevant agreement governing the connected transactions, and (d) have not exceeded the cap disclosed in the previous announcement.

The Company’s independent non-executive Directors have reviewed the Company’s on-going connected transaction with the Parent Company in the year 2004 and confirmed that: (1) all such connected transactions have been: (a) entered into by the Company in the ordinary and usual course of its business; (b) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties; and (c) entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transaction in respect of the on-going supply of materials and services has not exceeded the cap under the Waiver granted by the Hong Kong Stock Exchange on 11 July 2003.

EXPENSES IN RESPECT OF ASSETS ACQUIRED FROM THE PARENT COMPANY

Pursuant to the Jining III Coal Mine Acquisition Agreement entered into between the Company and the Parent Company, the consideration of the mining right of Jining III coal mine is approximately RMB132.5 million, which shall be paid to the Parent Company in ten equal annual interest free installments, commencing from 2001. As at 31st December, 2004, the Company has paid RMB52.992 million to the Parent Company as the mining right consideration of Jining III coal mine.

Pursuant to the Railway Assets Acquisition Agreement entered into between the Company and the Parent Company, when the annual transportation volume of the Railway Assets reaches the volume milestones targets of 25 million tonnes, 28 million tonnes and 30 million tonnes for the year 2002, 2003 and 2004, respectively, the Company will pay to the Parent Company an amount of RMB40 million each year before 30th June annually from 2003 for three consecutive years. Annual transportation volume of the Railway Assets during the year 2004 was 30.28 million tonnes and the Company, pursuant to the Railway Assets Acquisition Agreement, has paid RMB40 million to the Parent Company.

HOUSING SCHEME

According to the Materials and Services Supply Agreement (as amended by the supplemental agreements) entered into between the Company and the Parent Company, which is set out in the paragraph headed “On-going Supply of Materials and Services” of the section headed “On-going Connected Transactions”, the Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on their respective number of employees and mutual agreement. Such expenses amounted to RMB37.2 million and RMB37.2 million in 2003 and 2004, respectively.

Commencing from 2002, the Company paid to its employees a housing allowance, which is based on a fixed percentage of employees’ wages, for their purchase of residential houses. During the year ended 31st December, 2004, the employees’ housing allowances paid by the Company amounted to RMB137.3 million in total.

DISCLOSURE OF SIGNIFICANT EVENTS

Placing of New Shares

Pursuant to the authorization of the 2003 annual general meeting of the Company held on 25th June, 2004 and the approval of the meeting of the Board held on 7th July, 2004, the Company entered into the Placing and Underwriting Agreement with BNP Paribas Peregrine Capital Limited on 7th July, 2004, pursuant to which the Company placed 204,000,000 new H shares with a Renminbi-denominated par value of RMB1.00 each at a price of HK$8.30 per share (the “Placing”), the total nominal value of the new H shares is RMB204 million. The Company raised net proceeds of HK$1,656,335,800 (approximately RMB1,756,875,383) from the Placing, the net price of each Placing share was HK$8.12. As at 6 July 2004, the closing price of the H shares of the Company was HK$9.25 per share. The placees were not less than six in number and were located in countries and regions such as Hong Kong, Europe and the US. The proceeds from the Placing will be used for investments in two new coalmine projects in Shandong Province and Shaanxi Province, and the methanol project in Shaanxi Province.

The Placing shares were listed on the Hong Kong Stock Exchange on 15th July, 2004. The total share capital of the Company increased to 3,074 million shares from 2,870 million shares. The percentage of the listed share capital of the Company to the total share capital of the Company increased from the original 41.81% to 45.67%.

Details of the Placing were published in the domestic China Securities Journal and Shanghai Securities News and Wen Wei Po and South China Morning Post of Hong Kong on 8th July, 2004 and 9th July, 2004.

Amendments to the Articles

Pursuant to the approval of the 2003 annual general meeting of the Company held on 25th June, 2004, the Company amended the Articles in accordance with the new requirements of domestic and overseas supervising authorities and the needs of daily operations of the Company. Details of the amendments to the Articles were despatched to the Shareholders on 19th April 2004 and were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 19th April, 2004.

After the Placing, the Board amended the Articles pursuant to the authorization granted in the 2003 annual general meeting of the Company so as to reflect the changes in the share capital structure of the Company after the Placing. Details of the amendments to the Articles were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 8th July, 2004.

Acquisition of Australian Coal Asset

The Company entered into the Southland Coal Mine Asset Sale Agreement with the receivers and managers and the liquidators of Southland Coal Pty Limited in Australia, pursuant to which the Company would acquire the entire Southland Coal Mine owned by Southland Coal Pty Limited. The aggregate consideration for the agreement is AUD32 million.

The Company has completed the transfer of Southland Coal Mine asset by 24th December 2004, which is the first successful acquisition of overseas coal mine by Chinese coal mine company. Southland Coal Mine was renamed as Austar Coal Mine.

The Austar Coal Mine is situated at the mining area in Hunter Valley, New South Wales, Australia, with main coal products of hard coking coal and semi soft coking coal. Based on the standards of estimation of the reserves in Australia, it has recoverable reserves of approximately 41 million tones (the information regarding the reserve is extracted from the “Information Memorandum - Southland Coal Pty Ltd” provided by the vendor of the Southland Coal Mine). The Company believes that the acquisition of the Southland Coal Mine is beneficial to the Company’s profit potential.

Establishment of Subsidiaries

During this reporting period, the Company invested RMB776 million in establishing a controlled subsidiary company, namely Yanzhou Coal Yulin Power Chemical Co. Ltd., in Yulin City of Shaanxi Province with a registered capital of RMB800 million, mainly engaged in the construction of the project of the production of 600,000 tonnes of methanol and 200,000 tonnes of acetic acid and its ancillary project.

During this reporting period, the Company has solely invested and set up Yancoal Australia Pty Limited in Sidney of Australia, mainly engaged in the management of the Company’s investments in Australia. The current capital investment of the Company in Yancoal Australia Pty Limited is AUD30 million. Yancoal Australia Pty Limited has solely invested AUD30 million in establishing Austar Coal Mine Pty Limited, which is responsible for the production and operation of Austar Coal Mine.

MATERIAL LITIGATION AND ARBITRATION

For the purpose of increasing the utilization rate of the Company’s own capital, after the approval by the Board, the Company entered into the Entrusted Loan Agreement with Bank of China Jining Branch, Shandong Xin Jia Industrial Company Limited (“Shandong Xin Jia”) and Lianda Group Limited (“Lianda Group”) on 13 December 2004. The Company made an entrusted loan of RMB640 million to Shandong Xin Jia through the Bank of China Jining Branch, which was secured by a guarantee provided by Lianda Group. The annual interest of the entrusted loan is 7% per annum and the period of the entrusted loan is from 20 December 2004 to 19 January 2005.

To avoid risk and to ensure repayment of the principal and interest of the entrusted loan, the Company has applied and obtained an order from the People’s High Court of Shandong Province to freeze 289 million shares held by Lianda Group in Huaxia Bank Company Limited (“Huaxia Bank Shares”).

Since Shandong Xin Jia failed to duly repay the principal or the interests, the Company on 22 January 2005 lodged an application with the Higher People’s Court of Shandong Province. The Higher People’s Court of Shandong Province gave a verdict on 28 March 2005 allowing a lawful auction of the freezed Huaxia Bank Shares held by Lianda Group in order to receive the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan. As at the date of this report, the Higher People’s Court of Shandong Province has not yet completed the procedure for the auction and the Company has not yet received the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan.

For details of the above entrusted loan, please refer to the announcement published in the domestic China Securities Journal and Shanghai Securities News on 28th December 2004, the announcement published in Wen Wei Po and South China Morning Post of Hong Kong on 29th December 2004 and the announcement published in the domestic China Securities Journal and Shanghai Securities News and Wen Wei Po and South China Morning Post of Hong Kong on 20th January 2005.

Save as disclosed above, the Company was not involved in other significant litigation and arbitration during the reporting period.

REPURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not repurchase or redeem any shares of the Company.

Details of placing 204,000,000 new H shares are set out in the paragraph headed “Placing of New Shares” in the section headed “Disclosure of Significant Events”.

UNDERTAKING OF SHAREHOLDERS WITH SHAREHOLDINGS OF 5% OR MORE

Allowing the Company’s auditors to view accounting records

Pursuant to the requirements of the Hong Kong Stock Exchange, the Company’s auditors should confirm annually the condition of implementation of the on-going connected transactions in respect of the supply of materials and services between the Company and the Parent Company, and provide a report to the Board. The Parent Company undertook on 13th May, 2003 that it would allow the Company’s auditors to have access to its appropriate financial statements and accounting records when the Company’s auditors carry out its work on the confirmation in respect to the implementation of the said on-going connected transactions in respect of the supply of materials and services. In the reporting period, the Parent Company has honoured its obligation in accordance with its undertaking.

The exploitation of coal resources in Juye coalfield

Pursuant to the restructuring agreement and the non-competing undertakings entered into between the Parent Company and the Company, the Parent Company has undertaken to inform the Company all possible opportunities in respect of any future acquisition, merger, development, construction or other ways of operations of coal mines (which may result in competition with the Company) and to carry out such opportunities in accordance with the terms agreed by the Company.

In the prospectus dated 24th March, 1998 of the Company, the relevant arrangement as to the exploitation of resources in Juye coalfield by the Parent Company on behalf of the Company was disclosed as follows: the Parent Company has undertaken that if and when it enters into a definitive agreement which competes or is likely to compete, directly or indirectly, with the Company’s business, its rights and obligations provided by such agreement will be assumed by the Company; and that if it enters into a joint venture project in exploiting the Juye coalfield which is or is likely to be in direct or indirect competition with the business of the Company, the Parent Company will, on behalf of and in consultation with the Company, continue to negotiate the terms of the joint venture project.

In view of the above undertakings, the Company and the Parent Company further agreed that the initial stage of exploitation of Zhaolou Coal Mine and Wanfu Coal Mine in Juye coalfield shall be conducted by the Parent Company, which includes obtaining the approvals for coal mine project; applying for the right to explore coal; and preparing for the construction work of the coal mines.

For the purpose of honouring the above undertakings, in October 2002, the Parent Company established Yankuang Heze Power Chemical Company Limited (“Heze”), with an investment capital of RMB574 million representing 95.67% of the total registered capital. As the principle responsible for the exploitation and construction of the Zhaolou Coal Mine, Heze has fundamentally completed preparing for the construction work of the coal mine. The Parent Company has already been granted the right to explore the Zhaolou Coal Mine and Wanfu Coal Mine.

For the purpose of obtaining the coal resources in Zhaolou Coal Mine and enhancing the profitability of the Company, the Company intends to acquire 95.67% equity interest in Heze owned by the Parent Company and to pay the Parent Company a down payment of RMB574 million for the transfer of such equity interest during the reporting period. The meeting of the Board has arranged for the relevant work in respect of the acquisition of equity interests in Heze and will carry out audit and valuation of the equity interest in Heze. The final consideration for the acquisition of equity interest will be based on the amount of RMB574 million and be adjusted according to the audited and valued financial indictor of Heze.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information, indicating that the Company was not, during this reporting period, in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules (before the amendments made to Appendix 14 of the Listing Rules by the Hong Kong Stock Exchange).

DIRECTORS

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

On behalf of the Board

Wang Xin

Chairman

Zoucheng, PRC, 25th April, 2005

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE “STOCK EXCHANGE”)

A results announcement containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

ANNUAL RESULTS

The Board of Directors of the Company has the pleasure of presenting the audited annual operating results of the Company and its subsidiary for the year ended 31st December, 2004 prepared in conformity with (I) International Financial Reporting Standards (“IFRS”) and (II) the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

(I) Financial information under IFRS

CONSOLIDATED STATEMENT OF INCOME

		Year ended December 31,
	NOTES	2004	2003
		RMB’000	RMB’000
GROSS SALES OF COAL		11,757,052	8,386,629
TRANSPORTATION COSTS OF COAL		(1,402,715)	(1,592,294)

NET SALES OF COAL	5	10,354,337	6,794,335
RAILWAY TRANSPORTATION SERVICE INCOME		220,771	154,585

		10,575,108	6,948,920
COST OF SALES AND SERVICE PROVIDED	6	(4,551,703)	(3,755,023)

GROSS PROFIT		6,023,405	3,193,897
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7	(1,479,863)	(1,264,858)
OTHER OPERATING INCOME	8	165,732	105,845

OPERATING INCOME		4,709,274	2,034,884
INTEREST EXPENSES	9	(35,942)	(59,966)

INCOME BEFORE INCOME TAXES		4,673,332	1,974,918
INCOME TAXES	10	(1,518,762)	(587,710)

INCOME BEFORE MINORITY INTEREST		3,154,570	1,387,208
MINORITY INTEREST		(253)	(522)

NET INCOME		3,154,317	1,386,686

APPROPRIATIONS TO RESERVES		737,782	425,566

DIVIDEND		470,680	298,480

EARNINGS PER SHARE	11	RMB1.06	RMB0.48

EARNINGS PER ADS	11	RMB53.20	RMB24.16

CONSOLIDATED BALANCE SHEET

		As at December 31,
		2004	2003
		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash		5,216,738	2,023,772
Restricted cash		24,877	17,521
Bills and accounts receivable	12	1,223,788	1,239,424
Inventories	13	485,429	502,028
Other loans receivable		850,000	100,000
Amounts due from Parent Company and its subsidiary companies		213,871	—
Prepayments and other current assets		188,296	534,473
Prepayment for land subsidence, restoration, rehabilitation and environmental costs		103,407	—

TOTAL CURRENT ASSETS		8,306,406	4,417,218
MINING RIGHTS		138,617	112,607
LAND USE RIGHTS		591,718	604,912
PROPERTY, PLANT AND EQUIPMENT, NET		8,537,150	8,616,373
GOODWILL		117,392	93,165
NEGATIVE GOODWILL		(27,621)	(55,241)
INVESTMENTS IN SECURITIES		62,181	1,760
RESTRICTED CASH		36,854	—
DEPOSITS MADE ON INVESTMENTS		574,000	30,138
DEFERRED TAX ASSET		—	88,872

TOTAL ASSETS		18,336,697	13,909,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		478,281	427,608
Other payables and accrued expenses		1,337,565	1,174,813
Provision for land subsidence, restoration, rehabilitation and environmental costs		—	85,022
Amounts due to Parent Company and its subsidiary companies		—	369,620
Unsecured bank borrowing - due within one year		200,000	200,000
Taxes payable		529,265	114,903

TOTAL CURRENT LIABILITIES		2,545,111	2,371,966
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR		41,057	50,859
UNSECURED BANK BORROWING - DUE AFTER ONE YEAR		200,000	400,000
DEFERRED TAX LIABILITY		23,104	—

TOTAL LIABILITIES		2,809,272	2,822,825
COMMITMENTS
SHAREHOLDERS’ EQUITY		15,523,751	11,083,239
MINORITY INTEREST		3,674	3,740

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		18,336,697	13,909,804

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
OPERATING ACTIVITIES
Income before minority interest	3,154,570	1,387,208
Adjustments to reconcile income before minority interest to net cash from operating activities:
Depreciation of property, plant and equipment and land use rights	971,861	933,827
Amortization of goodwill	15,773	9,657
Release of negative goodwill to income	(27,620)	(27,620)
Amortization of mining rights	6,624	6,624
Utilization (recognition) of deferred tax asset	44,436	(65)
Recognition of deferred tax liability	67,540	—
Allowance for doubtful debts	49,104	80,272
Loss (gain) on disposal of property, plant and equipment	104,597	(6,872)
Gain on disposal of investments in securities	—	(1,424)
(Increase) decrease in assets (net of acquisitions):
Bills and accounts receivable	(10,437)	(506,885)
Inventories	27,129	93,153
Prepayments and other current assets	324,273	224,674
Amounts due from Parent Company and its subsidiary companies	(213,871)	—
Increase (decrease) in liabilities (net of acquisitions):
Bills and accounts payable	50,673	(175,117)
Other payables and accrued expenses	(13,333)	569,651
Provision for land subsidence, restoration, rehabilitation and environmental costs	(178,361)	(2,194)
Amounts due to Parent Company and its subsidiary companies	(368,939)	58,794
Taxes payable	414,362	57,553

NET CASH FROM OPERATING ACTIVITIES	4,418,381	2,701,236

INVESTING ACTIVITIES
Increase in other loans receivable	(750,000)	(100,000)
Purchase of property, plant and equipment	(743,022)	(1,317,856)
Deposit made on investments	(574,000)	—
Acquisition of Southland	(136,302)	—
(Increase) decrease in restricted cash	(44,210)	34,240
Acquisition of Railway Assets	(40,000)	(40,000)
Acquisition of investment in securities	(30,283)	—
Proceeds on disposal of property, plant and equipment	17,009	34,399
Acquisition of Yanmei Shipping	—	(11,186)
Proceeds on disposal of investments in securities	—	90,126

NET CASH FLOW USED IN INVESTING ACTIVITIES	(2,300,808)	(1,310,277)

FINANCING ACTIVITIES
Issues of shares, net of share issue expenses	1,756,875	—
Dividend paid	(470,680)	(298,480)
Repayments of bank borrowings	(200,000)	(600,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III	(10,483)	(11,115)
Dividend paid to a minority shareholder of a subsidiary	(319)	(1,765)
Bank borrowings raised	—	—

NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	1,075,393	(911,360)

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,192,966	479,599
CASH AND CASH EQUIVALENTS, BEGINNING	2,023,772	1,544,173

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH	5,216,738	2,023,772

Additional cash flow information:
Cash paid during the year for
Interest	34,157	56,838
Income taxes	992,424	530,222

NOTES TO THE FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Group also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between IFRS and PRC GAAP are stated in note 18.

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and with presentations customary in the United States of America.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 19.

2.	POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the International Accounting Standards Board issued a number of new or revised IFRS which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new IFRS in the financial statements for the year ended December 31, 2004.

The Group has considered these new IFRS and identified a number of these new IFRS that may have a material effect on how the results of operations and financial position of the Group are prepared and presented as described below:

IFRS 3 “Business Combination”

IFRS 3 requires goodwill acquired in a business combination to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, the goodwill is not amortized and instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Currently, the Group amortizes the goodwill capitalized on a straight line basis over its useful economic life.

IFRS 3 also requires negative goodwill to be recognized in the profit or loss immediately on acquisition. Currently, the Group presented the negative goodwill as a deduction from assets and released to income based on an analysis of the circumstance from which the balances resulted.

Accordingly, the Group estimates that the adoption of IFRS 3 in the annual period beginning on January 1, 2005 in relation to the discontinued goodwill amortization would result in an increase in the net profit the year ending December 31, 2005 of approximately RMB15.8 million.

In addition, the Group estimates that the adoption of IFRS 3 in the annual period beginning on January 1, 2005 in relation to the negative goodwill, would result in an increase in the opening balance of accumulated profits by approximately RMB27.6 million with the corresponding decrease in negative goodwill of the same amount.

In relation to other new IFRS the Group does not expect that the adoption will have a material effect on how the results of operation and financial position of the Group are prepared and presented.

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of financial instruments.

In the current year, the Group has adopted, for the first time, the accounting treatment of IFRS 3 “Business combinations” for business combinations for which the agreement date is on or after March 31, 2004 and has also adopted, for the first time, International Accounting Standard (“IAS”) 36 (Revised) “Impairment of assets” and IAS 38 (Revised) “Intangible assets” for goodwill and intangible assets acquired through business combinations for which the agreement date is on or after March 31, 2004. For business combinations for which the agreement date was before March 31, 2004, goodwill arising on those acquisitions is accounted for in accordance with IAS 22 “Business Combinations”. Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the fair value of identifiable assets and liabilities of a subsidiary at the date of acquisition and is stated at cost less accumulated amortisation and accumulated impairment losses. IFRS 3 requires goodwill arising from acquisitions to be determined as the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities on the date of acquisition and is measured after initial recognition of cost less accumulated impairment losses. Under IFRS 3, goodwill is not amortised and instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The adoption of IFRS 3, IAS 36 (Revised) and IAS 38 (Revised) has had no material effect on the results for the current or prior accounting period. Accordingly, no prior period adjustment has been made.

The principal accounting policies which have been adopted in preparing these financial statements are conformed with IFRS.

4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and, commencing from January 1, 2002, the Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organized into two operating divisions - coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining - Underground mining, preparation and sales of coal

Coal railway transportation - Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2004
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	11,757,052	220,771	—	11,977,823
Inter-segment	—	380,535	(380,535)	—

Total	11,757,052	601,306	(380,535)	11,977,823

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	4,642,234	284,147	—	4,926,381

Unallocated corporate expenses				(314,283)

				4,612,098
Unallocated corporate income				97,176

Operating income				4,709,274
Interest expenses				(35,942)

Income before income taxes				4,673,332
Income taxes				(1,518,762)

Income before minority interest				3,154,570

BALANCE SHEET

		At December 31, 2004
		Coal mining	Coal railway transportation	Consolidated
		RMB’000	RMB’000	RMB’000
ASSETS
Segment assets		10,923,609	1,083,502	12,007,111

Unallocated corporate assets				6,329,586

				18,336,697

LIABILITIES
Segment liabilities		1,669,373	23,747	1,693,120
Unallocated corporate liabilities				1,116,152

				2,809,272

OTHER INFORMATION

	For the year ended December 31, 2004
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,009,788	66,036	18,458	1,094,282
Amortization of goodwill	777	13,880	1,116	15,773
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment and land use rights	887,266	79,823	4,772	971,861
Amortization of mining rights	6,624	—	—	6,624
Loss (gain) on disposal of property, plant and equipment	104,759	272	(434)	104,597
Allowance for doubtful debts	49,104	—	—	49,104

The number of employees of each of the Group’s principal divisions are as follows:
			At December 31,
			2004	2003
Coal mining			25,892	24,810
Coal railway transportation			3,374	3,151

			29,266	27,961

Geographical segment

The Group’s operations are primarily located in the PRC. In December 2004, the Group acquired Southland which is located in Australia. Analysis of the Group’s gross sales and carrying amount of assets by geographical area is not presented in the financial statements as over 90% of the amounts involved are in the PRC.

The following is an analysis of the additions to property, plant and equipment and intangible assets analysed by the geographical area in which the assets are located:

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
The PRC	869,957	1,351,830
Australia	224,325	—

	1,094,282	1,351,830

5.	NET SALES OF COAL

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Domestic sales of coal, gross	7,841,328	4,840,317
Less: Transportation costs	434,340	503,228

Domestic sales of coal, net	7,406,988	4,337,089

Export sales of coal, gross	3,915,724	3,546,312
Less: Transportation costs	968,375	1,089,066

Export sales of coal, net	2,947,349	2,457,246

Net sales of coal	10,354,337	6,794,335

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB2.40 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau. Prior to January 1, 2004, resource tax was charged at the rate of RMB1.20 per tonne of the imported quantity of raw coal sold. The resource tax for each of the two years ended December 31, 2004 and 2003 amounted to RMB97,613,000 and RMB49,925,000, respectively.

6.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Materials	1,088,683	899,602
Wages and employee benefits	1,022,614	863,707
Electricity	298,274	278,507
Depreciation	918,360	836,120
Land subsidence, restoration, rehabilitation and environmental costs	323,240	264,158
Repairs and maintenance	455,782	374,855
Annual fee and amortization of mining rights	19,604	19,604
Transportation costs	119,737	48,231
Others	305,409	170,239

	4,551,703	3,755,023

Note:	The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company effective from September 25, 1997 an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period.

The cost of the mining rights of Jining III of approximately RMB132,479,000 acquired in 2001 is amortized on a straight line basis over twenty years.

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Retirement benefit scheme contributions	408,462	349,377
Wages and employee benefits	155,500	115,456
Additional medical insurance	35,912	27,814
Depreciation	53,501	44,339
Amortization of goodwill	15,773	9,657
Distribution charges	43,639	37,779
Allowance for doubtful debts	49,104	80,272
Resource compensation fees	110,959	84,941
Repairs and maintenance	18,753	13,918
Research and development	24,934	46,144
Staff training costs	28,762	26,780
Freight charges	9,801	14,862
Loss on disposal of property, plant and equipment	104,597	—
Others	420,166	413,519

	1,479,863	1,264,858

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

8.	OTHER OPERATING INCOME

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Dividend income	4,465	4,810
Gain on sales of auxiliary materials	33,878	35,197
Gain on disposal of property, plant and equipment	—	6,872
Government grants (note)	—	8,194
Interest income from bank deposits	70,885	13,631
Interest income on loan receivable	21,826	4,183
Release of negative goodwill to income	27,620	27,620
Others	7,058	5,338

	165,732	105,845

Note:	Government grants represented the amount received by the Group in respect of its export sales activities.

9.	INTEREST EXPENSES

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	31,392	53,682
- bills receivable discounted without recourse	—	1,023
Deemed interest expenses in respect of acquisition of Jining III	4,550	5,261

	35,942	59,966

No interest was capitalized during each of the years presented.

10.	INCOME TAXES

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Income taxes:
Current taxes	1,390,767	587,775
Underprovision in prior years	16,019	—

	1,406,786	587,775

Deferred tax
Charge (credit) for the current year	67,540	(65)
Overprovision in prior years	44,436	—

	111,976	(65)

	1,518,762	587,710

The Company is subject to a standard income tax rate of 33% on its taxable income.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reconciliation between the provision for income taxes computed by applying the standard PRC income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Standard income tax rate in the PRC	33%	33%
Standard income tax rate applied to income before income taxes	1,542,200	651,723
Reconciling items:
Transfer to future development fund deductible for tax purposes but not charged to income under IFRS	(109,411)	(85,692)
Release of negative goodwill not subject to tax	(9,115)	(9,115)
Deemed interest not deductible for tax purposes	1,502	1,736
Allowance for doubtful debts not deductible for tax purposes	16,187	25,731
Loss on disposal of property, plant and equipment not deductible for tax purposes	8,273	—
Government grants received not subject to tax	—	(2,704)
Overprovision of deferred tax asset in prior years	44,436	—
Underprovision in prior years	16,019	—
Others	8,671	6,031

Income taxes	1,518,762	587,710

Effective income tax rate	32%	30%

Note:	The relevant tax authorities have not yet assessed the cap for total wages of the Company that would be deductible under PRC income tax. Given a subsidiary of the Parent Company, the directors of the Company are of the opinion that the basis for determining the deductible wages cap applicable to the Parent Company that has been allowed by the tax authority would be equally applicable to the Company.

The subsidiaries acquired during the years ended December 31, 2004 and 2003 did not have any significant impact on the income taxes provided for the years ended December 31, 2004 and 2003.

11.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the years ended December 31, 2004 and 2003 is based on the net income for the year of RMB3,154,317,000 and RMB1,386,686,000 and on the weighted average of 2,964,754,098 shares and 2,870,000,000 shares in issue, respectively, during the year.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being equivalent to 50 shares.

12.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2004	2003
	RMB’000	RMB’000
Total bills receivable	890,046	657,090
Total accounts receivable	460,442	682,961
Less: Allowance for doubtful debts	(126,700)	(100,627)

Total bills and accounts receivable, net	1,223,788	1,239,424

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sales orders which entitle the Group to collect a sum of money from banks or other parties.

An analysis of the allowance for doubtful debts for 2004 and 2003 follows:

	At December 31,
	2004	2003
	RMB’000	RMB’000
Balance at January 1	100,627	76,083
Additional allowance charged to income statement	26,073	71,125
Direct write-off charged against allowance	—	(46,581)

Balance at December 31	126,700	100,627

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At December 31,
	2004	2003
	RMB’000	RMB’000
1 - 180 days	1,233,248	961,307
181 - 365 days	654	177,571
1 - 2 years	3,913	114,887
2 - 3 years	32,407	78,919
Over 3 years	80,266	7,367

	1,350,488	1,340,051

13.	INVENTORIES

	At December 31,
	2004	2003
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	226,271	204,466
Coal products	259,158	297,562

	485,429	502,028

14.	SHAREHOLDERS’ EQUITY

The movements during the year in the Group’s shareholders’ equity are as follows:

	Share capital	Share premium	Future development fund	Statutory Common reserve fund	Statutory Common welfare fund	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2003	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033
Net income	—	—	—	—	—	1,386,686	1,386,686
Appropriations to reserves	—	—	259,674	110,580	55,312	(425,566)	—
Dividends	—	—	—	—	—	(298,480)	(298,480)

Balance at December 31, 2003	2,870,000	3,272,527	1,114,911	498,781	249,453	3,077,567	11,083,239

Balance at January 1, 2004	2,870,000	3,272,527	1,114,911	498,781	249,453	3,077,567	11,083,239
Share issued at premium	204,000	1,591,977	—	—	—	—	1,795,977
Share issue expenses	—	(39,102)	—	—	—	—	(39,102)
Net income	—	—	—	—	—	3,154,317	3,154,317
Appropriations to reserves	—	—	331,548	270,812	135,422	(737,782)	—
Dividends	—	—	—	—	—	(470,680)	(470,680)

Balance at December 31, 2004	3,074,000	4,825,402	1,446,459	769,593	384,875	5,023,422	15,523,751

Pursuant to regulations in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined beginning July 1, 2004 to the future development fund for the future improvement of the mining facilities.

The Company has to set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company’s registered capital) and 5% to 10% of its net income for the statutory common welfare fund.

15.	ACQUISITION OF SOUTHLAND

In December 2004, the Group acquired a 100% interest in Southland for a cash consideration of RMB187,312,000, of which RMB136,302,000 was paid upon acquisition and RMB51,010,000 (equivalent to AUD8,000,000) is payable upon the production of the initial 4 million tonnes of saleable coal by the Group in Southland. Pursuant to the agreements in relation to the acquisition, the Company has an obligation to pay the sellers an addition of AUD4,000,000 (equivalent to RMB25,505,000) when the Company acquires further coal mines and land adjacent to Southland and obtains the exploration license under the Mining Act of Australia for such coal mines.

2004 Book value and fair value
RMB’000
The net assets of Southland at the date of acquisition were as follows:

Mining rights	32,634
Property, plant and equipment	191,405
Other payables and accrued expenses	(36,727)

Total net assets acquired	187,312

Total consideration	187,312

Southland did not contribute significantly to the Group’s turnover and profit from operations for the year ended December 31, 2004.

If the acquisition had been completed on January 1, 2004, the Group’s revenue and the Group’s profit attributable to the equity holders of the Company for the year ended December 31, 2004 would have been RMB11,977,823,000 and RMB3,154,317,000, respectively.

16.	RELATED PARTY BALANCES AND TRANSACTIONS

The amounts due from Parent Company and its subsidiary companies are non-interest bearing, unsecured and have no specific terms of repayments.

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2004 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual installments before December 31 of each year, commencing from 2001. During the year ended December 31, 2004, the Company made a payment in a discounted amount of RMB10,483,000 (2003: RMB11,115,000; 2002: RMB11,805,000).

	At December 31,
	2004	2003
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	—	369,620
More than one year, but not exceeding two years	9,230	9,802
More than two years, but not exceeding five years	24,574	26,101
Exceeding five years	7,253	14,956

Total due	41,057	420,479
Less: amount due within one year	—	369,620

Amount due after one year	41,057	50,859

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Income
Sales of coal	523,015	229,730
Sales of auxiliary materials	350,873	472,899
Utilities and facilities	29,000	29,000
Railway transportation services	—	66

Expenditure
Utilities and facilities	354,424	285,166
Annual fee for mining rights	12,980	12,980
Purchases of supply materials and equipment	303,549	373,710
Repair and maintenance services	222,949	225,408
Social welfare and support services	207,062	188,825
Technical support and training	15,130	15,130
Road transportation services	63,478	17,216
Construction services	160,342	507,824

During the periods, the Group had the following significant transactions with a related party, certain management members of which were also management members of the Group:

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Sales of coal by the Group	—	77,155
Transaction services provided to the Group	—	74,783

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB63,275,000 and RMB63,530,000 for each of the two years ended December 31, 2004 and 2003, respectively, and for technical support and training of RMB15,130,000 for each of the three years ended December 31, 2004 and 2003, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits and paid RMB574,000,000 to the Parent Company for its acquisition of equity interest in Heze.

17.	SIGNIFICANT RELATED PARTY TRANSACTIONS (Prepared under PRC GAAP)

(1)	The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Quality	Status representative
Yankuang Group	298 Fu Shan Nan Road, Zoucheng, Shandong	Industry Processing	Major shareholder	State-owned	Geng Jia Huai

Zhongyan Trade	No.1 Industrial Zone, Qingdao Free Trade Zone	International Trade	Subsidiary	Limited company	Shao Hua Zhen

Yanmei Shipping	Shiqiao town Rencheng district, Jining	Transportation service via river and lakes	Subsidiary	Limited company	Wang Xin Kun

Yulin Power	West Renmin Road, YuYang District, Heze	Prepare for Construction	Subsidiary	Limited company	Wang Xin

Yanmei Australia	Australia	Coal mining and sales of coal	Subsidiary	Limited company	—

Austar Coal Mine	Australia	Coal exploitation And sales of coal	Subsidiary’s subsidiary	Limited company	—

(2)	For the related parties where a control relationship exists, the registered capital and paid-in capital and the changes therein are as follows:

Name of related parties	January 1, 2004	Additions	Reductions	December 31, 2004
	RMB	RMB	RMB	RMB
Yankuang Group	3,090,336,000	—	—	3,090,336,000
Zhongyan Trade	2,100,000	—	—	2,100,000
Yanmei Shipping	5,500,000	—	—	5,500,000
Yulin Power	—	800,000,000	—	800,000,000
Yanmei Australia	—	191,285,954	—	191,285,954
Austar Coal Mine	—	191,285,954	—	191,285,954

(3)	For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	January 1, 2004		Addition		December 31, 2004
	RMB	%	RMB	%	RMB	%
Yankuang Group	1,670,000,000	58.19	—	—	1,670,000,000	54.33
Zhongyan Trade	1,100,000	52.38	—	—	1,100,000	52.38
Yanmei Shipping	5,060,000	92.00	—	—	5,060,000	92.00
Yulin Power	—	—	776,000,000	97.00	776,000,000	97.00
Yanmei Australia	—	—	191,285,954	100.00	191,285,954	100.00
Austar Coal Mine	—	—	191,285,954	100.00	191,285,954	100.00

(4)	Significant transactions entered with the Company and above-mentioned related parties in current year:

(a)	The transactions after acquisition date between the Company and the subsidiaries which the Company can exercise control over and whose financial statements are included in the consolidated financial statements were eliminated.

(b)	Acquisition of railway transportation business

On January 1, 2002, the Company acquired from Yankuang Group the assets of the special purpose coal railway transportation business (“Railway Assets”) at the consideration of approximately RMB1,242,590,000 according to “Railway Assets Acquisition Agreement” signed with Yankuang Group. When the Railway Assets’ actual volume reaches the targets quoted in the agreement, the additional payment would be as follows:

A.	If the Railway Assets’ actual transportation volume reaches 25,000,000 tonnes for the year ended December 31, 2002, the Company will pay an extra RMB40,000,000;

B.	If the Railway Assets’ actual transportation volume reaches 28,000,000 tonnes for the year ended December 31, 2003, the Company will pay an extra RMB40,000,000;

C.	If the Railway Assets’ actual transportation volume reaches 30,000,000 tonnes for the year ended December 31, 2004, the Company will pay an extra RMB40,000,000.

The total consideration for acquiring Railway Assets should be paid in cash in the following five instalments:

1)	The amount of RMB1,159,560,000 has been paid by the Company to Yankuang Group at acquisition date;

2)	The remaining balance of RMB83,030,000 has been paid before June 30, 2002;

3)	The amount of RMB40,000,000 as mentioned in term A should be paid before June 30, 2003;

4)	The amount of RMB40,000,000 as mentioned in term B should be paid before June 30, 2004;

5)	The amount of RMB40,000,000 as mentioned in term C should be paid before June 30, 2005.

The Company had paid off the above consideration of RMB1,242,590,000 at acquisition date. In addition, the Railway Assets’ actual capacity reached approximately 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes for the year ended December 31, 2002, 2003 and 2004 respectively, an extra RMB40,000,000, RMB40,000,000 and RMB40,000,000 were paid to Yankuang Group according to the agreement mentioned in term A, B and C.

The consideration for the acquisition is determined according to revaluated price.

(c)	Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2004, the Company had paid RMB2,503,892,000 to Yankaung Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB52,992,000. Included in the above payment, RMB13,248,000 was paid in current year for acquisition of the mining rights.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal instalments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the fifth instalment before December 31, 2005.

The consideration for the acquisition is determined according to revaluation price.

(d)	Sales and purchases

		2004	2003
		RMB’000	RMB’000
Sales and service provided
Sales of coal	- Yanmei Shipping	—	77,155
	- Yankuang Group	523,015	229,730

Subtotal		523,015	306,885

Railway transportation services income	- Yankuang Group	—	66
Public utilities and facilities income	- Yankuang Group	29,000	29,000
Material and spare parts sales (Note)	- Yankuang Group	350,873	472,899

		902,888	808,850

Purchases - Yankuang Group		303,549	373,710

The price of the above transaction is determined according to market price or negotiated price.

(e)	Construction services

		2004	2003
		RMB’000	RMB’000
Mining structure of Jining III	Yankuang Group	—	257,593
Harbour works in Sihekou Yankuang Group	Yankuang Group	—	250,231
Equipment installation in Jining III Yankuang Group	Yankuang Group	123,294	—
Civil engineering in Jining III Yankuang Group	Yankuang Group	37,048	—

		160,342	507,824

The price of the above transaction is determined at market price.

(f)	Amount due to or from related parties

		December 31,	December 31,
Account	Company	2004	2003
		RMB’000	RMB’000
Notes receivable	Yankuang Group	8,419,139	43,298,758
Accounts receivable	Yankuang Group	7,106,878	10,139,098
Other receivables (Note a)	Yankuang Group	333,289,930	16,662,382
Prepayments	Yankuang Group	3,342,400	3,200,170
Long-term equity investment	Yankuang Group	574,000,000	—

		926,158,347	73,300,408

Accounts payable	Yankuang Group	37,611,106	27,111,232
Advances from customers	Yankuang Group	31,161,331	66,515,176
Other payables (Note b)	Yankuang Group	44,278,697	325,162,158
Long-term payable due within one year	Yankuang Group	13,247,800	13,247,800
Long-term payables	Yankuang Group	66,239,560	79,487,360

		192,538,494	511,523,726

Note a:	The RMB298,174,116 included above is the construction expense of Heze Power Co.Ltd., which paid by the company to Yankuang Group. All the other receivables due from Yankuang Group are interest free.

Note b:	Other payables due to Yankuang Group are interest free and repayable on demand.

(g)	Other transactions

(1)	Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the year of 2004 and 2003 are RMB535,648,000 and RMB458,072,000 respectively.

(2)	Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year:

	2004	2003
	RMB’000	RMB’000
Electricity	354,044	284,786
Repairs and maintenance	222,949	225,408
Technical support and training fee	15,130	15,130
Mining rights fees	12,980	12,980
Public utilities expenses	380	380
Road transportation fee	63,478	17,216
Gases and eructate expenses	11,536	10,800
Buildings management fee	37,200	37,200
Children tuition fee	16,600	16,600
Others	14,539	15,530

Total	748,836	636,030

(3)	Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the year of 2004 and 2003 are RMB3,090,369 and RMB1,845,645, respectively.

(4)	During the years of 2003 and 2004, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received and other expenses. These payments and receipts made on behalf of the other have been recorded in other payables.

18.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii)	recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, which are not recognised under PRC GAAP;

(iii)	negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recognized under PRC GAAP;

(iv)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP; and

(v)	Reversal of the Work Safety Cost provided but not yet incurred, which is charged as an expense when set aside under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for the year ended December 31,		Net assets as at December 31,
	2004	2003	2004	2003
	RMB’000	RMB’000	RMB’000	RMB’000
As per consolidated financial statements prepared under IFRS	3,154,317	1,386,686	15,523,751	11,083,239
Impact of IFRS adjustments in respect of:
- transfer to future development fund which is charged to income before income taxes under PRC GAAP	(331,548)	(259,674)	(96,669)	—
- reversal of Work Safety Cost	(204,668)	—	(204,668)	—
- deferred tax effect on temporary differences not recognized under PRC GAAP	111,976	(65)	23,104	(88,872)
- release of negative goodwill to income	(27,620)	(27,620)	(110,480)	(82,860)
- deemed interest expenses	4,550	5,261	109,362	104,812
- others	778	777	8,071	7,292

As per consolidated financial statements prepared under PRC GAAP	2,707,785	1,105,365	15,252,471	11,023,611

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

19.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and the Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and the Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of ten to twenty years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group, Jining II, Jining III and the Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and the Railway Assets are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and the Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Under IFRS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized and amortized over a period of ten years. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Net income as reported under IFRS	3,154,317	1,386,686

US GAAP adjustments:

Additional depreciation charged on fair valued property, plant and equipment and land use rights	187,418	188,191
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights and capitalization of mining rights	(64,034)	(64,289)
Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)
Amortization of mining rights of Jining III	6,624	6,624
Amortization of goodwill arising on acquisition of Jining II	777	777
Amortization of goodwill arising on acquisition of the Railway Assets	13,880	8,880
Amortization of goodwill arising on acquisition of Yanmei Shipping	1,116	—

Net income under US GAAP	3,272,478	1,499,249

Earnings per share under US GAAP	RMB1.10	RMB0.52

Earnings per ADS under US GAAP	RMB55.19	RMB26.12

	At December 31,
	2004	2003
	RMB’000	RMB’000
Shareholders’ equity as reported under IFRS	15,523,751	11,083,239

US GAAP adjustments:

Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair valued property, plant and equipment and land use rights	1,312,938	1,125,520
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	411,871	473,719
Goodwill arising on acquisition of Jining II	(10,106)	(10,883)
Negative goodwill arising on acquisition of Jining III, net	27,621	55,241
Mining rights of Jining III	(105,983)	(112,607)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	34,974	37,160
Goodwill arising on acquisition of Railway Assets	(97,240)	(71,120)
Amortization of goodwill on acquisition of Yanmei Shipping	1,116	—

Shareholders’ equity under US GAAP	14,537,910	10,019,237

Under US GAAP, the Group’s total assets would have been RMB17,327,752,000 and RMB12,845,802,000 at December 31, 2004 and 2003, respectively.

In March 2004, the Emerging Issue Task Force (“EITF”) reached a consensus in EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after June 15, 2003. Adoption of the EITF consensus did not result in an impact on the Group’s financial position, results of operations or cash flows.

(II)	The Financial information under PRC GAAP

BALANCE SHEET (Under PRC GAAP)

At December 31, 2004

	The Group		The Company
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
	RMB	RMB	RMB	RMB
ASSETS
CURRENT ASSETS:
Bank balances and cash	5,278,468,720	2,041,293,313	5,003,516,578	2,039,188,498
Current investments	850,000,000	100,000,000	850,000,000	100,000,000
Notes receivable	898,465,509	700,388,322	897,865,509	699,788,322
Dividends receivable	—	—	350,456	—
Accounts receivable	340,848,078	592,472,845	340,848,078	592,338,155
Other receivables	432,247,118	110,087,471	401,278,358	104,440,688
Prepayments	60,049,058	73,985,140	66,218,808	72,892,465
Subsidies receivable	—	275,624,031	—	275,624,031
Inventories	485,428,372	502,028,543	474,377,994	496,630,233
Deferred expenses	56,644,671	94,646,431	55,863,146	94,646,431

TOTAL CURRENT ASSETS	8,402,151,526	4,490,526,096	8,090,318,927	4,475,548,823

LONG-TERM EQUITY INVESTMENTS	646,226,054	43,059,196	1,618,135,335	47,651,692

FIXED ASSETS:
Fixed assets - cost	15,024,982,743	14,899,151,764	14,813,883,039	14,879,833,312
Less: Accumulated depreciation	6,773,521,923	6,368,525,737	6,766,087,913	6,362,240,000

Fixed assets - net book value	8,251,460,820	8,530,626,027	8,047,795,126	8,517,593,312
Materials held for construction of fixed assets	1,993,287	1,721,281	1,993,287	1,721,281
Fixed assets under construction	84,512,193	84,026,862	81,594,857	84,026,862

TOTAL FIXED ASSETS	8,337,966,300	8,616,374,170	8,131,383,270	8,603,341,455

INTANGIBLE ASSETS	827,575,090	788,638,696	794,940,709	788,638,696

TOTAL ASSETS	18,213,918,970	13,938,598,158	18,634,778,241	13,915,180,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	515,892,192	454,719,215	515,892,192	454,882,230
Advances from customers	458,038,528	664,829,863	458,022,488	664,132,172
Salaries and wages payable	80,241,534	70,633,118	80,223,075	70,633,118
Taxes payable	784,731,685	326,377,720	784,396,963	325,566,923
Other payables	616,637,336	616,930,523	1,065,538,997	598,597,605
Provisions	(103,406,734)	85,022,022	(103,406,734)	85,022,022
Long-term payable due within one year	218,732,157	213,247,800	218,732,157	213,247,800

TOTAL CURRENT LIABILITIES	2,570,866,698	2,431,760,261	3,019,399,138	2,412,081,870

LONG-TERM LIABILITIES:
Long-term loan	200,000,000	400,000,000	200,000,000	400,000,000
Long-term payable	162,908,540	79,487,360	162,908,540	79,487,360

TOTAL LONG-TERM LIABILITIES	362,908,540	479,487,360	362,908,540	479,487,360

TOTAL LIABILITIES	2,933,775,238	2,911,247,621	3,382,307,678	2,891,569,230

MINORITY INTERESTS	27,673,169	3,739,101	—	—

SHAREHOLDERS’ EQUITY:
Share capital	3,074,000,000	2,870,000,000	3,074,000,000	2,870,000,000
Capital reserves	6,501,949,387	4,714,195,106	6,501,949,387	4,714,195,106
Surplus reserves	1,154,468,484	748,235,658	1,154,151,900	747,984,174
Including: Statutory common welfare fund	384,875,592	249,453,800	384,717,300	249,328,058
Cash dividend proposed after the balance sheet date	799,240,000	470,680,000	799,240,000	470,680,000
Unappropriated profits	3,722,812,692	2,220,500,672	3,723,129,276	2,220,752,156

TOTAL SHAREHOLDERS’ EQUITY	15,252,470,563	11,023,611,436	15,252,470,563	11,023,611,436

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,213,918,970	13,938,598,158	18,634,778,241	13,915,180,666

STATEMENT OF INCOME AND PROFITS APPROPRIATION (Under PRC GAAP)

For the year ended December 31, 2004

		The Group		The Company
		2004	2003	2004	2003
		RMB	RMB	RMB	RMB
Revenue from principal operations		12,209,163,529	8,665,232,204	12,209,163,529	8,665,232,204
Less:	Cost of principal operations	5,086,472,309	4,014,696,200	5,087,919,186	4,014,947,339
	Sales taxes and surcharges	231,340,630	124,018,200	231,340,630	124,018,200

Profit from principal operations		6,891,350,590	4,526,517,804	6,889,903,713	4,526,266,665
Add:	Profits from other operations	39,031,783	43,020,336	37,812,551	39,238,342
Less:	Operating expenses	1,473,128,158	1,659,074,791	1,477,900,400	1,658,240,768
	General and administrative expenses	1,298,030,947	1,188,613,205	1,291,676,868	1,187,450,984
	Financial expenses	(44,159,594)	41,370,419	(43,365,374)	41,388,488

Operating profit		4,203,382,862	1,680,479,725	4,201,504,370	1,678,424,767
Add:	Investment income	25,174,956	10,416,971	25,556,243	10,991,229
	Subsidy income	—	8,194,472	—	8,194,472
	Non-operating income	11,936,922	17,341,590	11,605,824	17,208,821
Less:	Non-operating expenses	125,671,496	22,770,468	125,622,993	22,570,524

Total profit		4,114,823,244	1,693,662,290	4,113,043,444	1,692,248,765
Less:	Income taxes	1,406,785,722	587,775,571	1,405,258,598	586,884,118
	Minority interest	252,676	522,072	—	—

Net profit		2,707,784,846	1,105,364,647	2,707,784,846	1,105,364,647
Add:	Unappropriated profits at the beginning of the year	2,220,500,672	1,751,708,336	2,220,752,156	1,751,872,206

Profits available for appropriation		4,928,285,518	2,857,072,983	4,928,537,002	2,857,236,853
Less:	Appropriations to statutory common reserve fund	270,811,034	110,580,272	270,778,484	110,536,465
	Appropriations to statutory common welfare fund	135,421,792	55,312,039	135,389,242	55,268,232

Profits available for appropriation to shareholders		4,522,052,692	2,691,180,672	4,522,369,276	2,691,432,156
Less:	Cash dividend proposed after the balance sheet date	799,240,000	470,680,000	799,240,000	470,680,000

Unappropriated profits at the end of the year		3,722,812,692	2,220,500,672	3,723,129,276	2,220,752,156

Cash Flow Statement (Under PRC GAAP)

For the year ended December 31, 2004

		The Group		The Company
		2004	2003	2004	2003
		RMB	RMB	RMB	RMB
	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods or rendering of services	13,189,914,376	9,384,648,816	13,188,950,880	9,364,599,916
	Taxes refunded	275,624,031	66,971,847	275,624,031	66,971,847
	Other cash received relating to operating activities	814,026,402	891,392,452	817,320,029	887,375,392

	Sub-total of cash inflows	14,279,564,809	10,343,013,115	14,281,894,940	10,318,947,155

	Cash paid for goods and services	3,039,788,508	2,502,187,312	3,054,325,824	2,484,814,422
	Cash paid to and on behalf of employees	1,702,043,503	1,505,769,853	1,700,453,371	1,505,483,554
	Taxes and surcharges paid	2,030,649,428	923,678,945	2,029,066,507	921,249,924
	Other cash paid relating to operating activities	3,080,837,523	2,663,316,624	3,088,729,670	2,661,116,906

	Sub-total of cash outflows	9,853,318,962	7,594,952,734	9,872,575,372	7,572,664,806

	NET CASH FLOW FROM OPERATING ACTIVITIES	4,426,245,847	2,748,060,381	4,409,319,568	2,746,282,349

	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from the returns of investments	600,000,000	88,702,100	600,000,000	88,702,100
	Net cash received from return on investment	26,291,107	10,416,971	26,291,107	12,358,990
	Cash received from disposal of fixed assets and other long-term assets	17,008,924	34,398,163	16,967,165	34,398,163
	Decrease in restricted cash	—	34,239,354	—	34,239,354

	Sub-total of cash inflows	643,300,031	167,756,588	643,258,272	169,698,607

	Cash paid to acquire fixed assets and other long-term assets	783,022,445	1,357,857,178	779,522,963	1,357,849,378
	Cash paid for investments	1,954,283,009	100,000,000	2,350,282,380	100,000,000
	Net cash paid for acquisition of a subsidiary	—	11,185,513	—	11,691,884
	Cash paid for acquisition of Southland Assets	136,301,992	—	—	—
	Increase in restricted cash	44,209,988	—	7,355,552	—

	Sub-total of cash outflows	2,917,817,434	1,469,042,691	3,137,160,895	1,469,541,262

	NET CASH FLOW USED IN INVESTING ACTIVITIES	(2,274,517,403)	(1,301,286,103)	(2,493,902,623)	(1,299,842,655)

	CASH FLOW FROM FINANCING ACTIVITIES:
	Cash received from issue of share capital	1,756,875,383	—	1,756,875,383	—

	Sub-total of cash inflows	1,756,875,383	—	1,756,875,383	—

	Repayments of borrowings	200,000,000	600,000,000	200,000,000	600,000,000
	Cash paid for acquisition of Jining III	13,247,800	13,247,800	13,247,800	13,247,800
	Dividends paid	470,680,000	298,480,000	470,680,000	298,480,000
	Dividends paid to minority shareholder of a subsidiary	318,608	1,765,539	—	—
	Cash paid for interest expenses	31,392,000	53,682,000	31,392,000	53,682,000

	Sub-total of cash outflows	715,638,408	967,175,339	715,319,800	965,409,800

	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	1,041,236,975	(967,175,339)	1,041,555,583	(965,409,800)

	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	—	—	—	—

	NET INCREASE IN CASH AND CASH EQUIVALENTS	3,192,965,419	479,598,939	2,956,972,528	481,029,894

	SUPPLEMENTAL INFORMATION:
	RECONCILIATION OF NETPROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES:
	Net profit	2,707,784,846	1,105,364,647	2,707,784,846	1,105,364,647
Add:	Minority interest	252,676	522,072	—	—
	Impairment losses on assets	49,104,445	80,271,568	49,104,445	80,271,568
	Depreciation of fixed assets	979,265,775	933,708,954	977,965,985	933,584,803
	Provision for Wei Jian Fei	234,878,898	259,673,766	234,878,898	259,673,766
	Provision for Work Safety Expense	204,668,160	—	204,668,160	—
	Provision for Reform and Specific Development Fund	96,668,980	—	96,668,980	—
	Amortization of intangible assets and other assets	33,697,987	28,797,933	33,697,987	28,797,933
	Losses (gains) on disposal of fixed assets and other long-term assets	104,597,336	(6,871,511)	104,585,195	(6,871,511)
	Decrease in deferred expenses	38,001,760	15,914,457	38,783,285	15,914,457
	Financial expenses	31,392,000	53,682,000	31,392,000	53,682,000
	Gain arising from investments	(25,174,956)	(10,416,971)	(25,556,243)	(10,991,229)
	Decrease in inventories	16,600,171	75,804,726	22,252,239	72,866,711
	Increase in receivables under operating activities	(3,029,399)	(292,674,819)	(9,104,537)	(304,976,022)
	Increase (Decrease) in payables under operating activities	(42,462,832)	504,283,559	(57,801,672)	518,965,226

	NET CASH FLOW FROM OPERATING ACTIVITIES	4,426,245,847	2,748,060,381	4,409,319,568	2,746,282,349

	NET INCREASE IN CASH AND CASH EQUIVALENTS:
	Cash at the end of the year	5,216,737,490	2,023,772,071	4,978,639,784	2,021,667,256
	Less: Cash at the beginning of the year	2,023,772,071	1,544,173,132	2,021,667,256	1,540,637,362

	NET INCREASE IN CASH AND CASH EQUIVALENTS	3,192,965,419	479,598,939	2,956,972,528	481,029,894